Avino Silver & Gold Mines Ltd.
Suite 400 - 455 Granville Street
Vancouver, BC V6C 1T1
Ph: (604) 682-3701
Fax: (604) 682-3600
 www.avino.com, shares@avino.com

March 12, 2007
TSX - V Trading symbol: ASM
 U.S. OTC BB symbol: ASGMF
FSE: GV6

Avino Silver & Gold Mines Ltd. is continuing to explore the large Avino property located 80 kilometres north-east of Durango, Mexico. The Company is pleased to announce results of the second diamond drill hole on the San Gonzalo gold, silver, lead, zinc deposit situated 2 kilometres north-east of its former producing (1976 - 2001) silver, copper, & gold mine.

The San Gonzalo structure strikes northwest/southeast and dips very steeply (85-90˚) towards the southwest.

Principal intersections are:

SG-07-02 (AZ 040 Dip 49 length 323.7 m) Drilled from same location as SG-07-01 UTM 571712E 2713997N Elevation 2325 m

	From (metres)	To (metres)	Down Hole Lengths (metres)	Au (g/t)	Ag (g/t)	Pb%	Zn (%)
San Gonzalo Vein Hanging Wall Zone	214.65	219.10	4.45	6.11	583.8	1.4	2.54
San Gonzalo Vein Foot Wall Zone	252.65	256.00	3.35	6.91	21.1	1.55	2.33

The program was carried out under the supervision of Chris J. Sampson, P. Eng., a qualified person under NI 43-101.

Sample lengths of the NQ drill core were diamond sawed into halves by mine staff and shipped to Inspectorate Labs in Durango, Mexico, for preparation into pulps and rejects. Pulps were analyzed at Inspectorate Labs in Sparks, Nevada.

Gold and silver were analyzed by fire assay using Aqua Regia Leach and AA finish. Other elements are reported from a 29 element I.C.P. package.

The drill program at San Gonzalo is continuing. Hole SG-07-07 is currently in progress. A second drill from contractor Tecmin Servicios, S.A. de C.V. arrived last week and is currently drilling on the Santiago Vein located approximately one kilometer west of the San Gonzalo Vein.

Avino Silver & Gold Mines Ltd., founded in 1968, has established a long record of mining and exploration. The Company’s focus is the acquisition and aggressive exploration of top silver prospects throughout North America. Avino remains well funded with no debt.

On Behalf of the Board

“David Wolfin”
David Wolfin
President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.